

SECURIT [BARCODE 04004335] ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43930

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2003___ AND ENDING__December 31, 2003__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidential Brokerage, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

___5445 DTC Parkway, Suite 1100___
                        (No. and Street)

___Englewood___   ___CO___   ___80111___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Daniel G. Lempe, President___   ___(303) 694-1600___
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Robert L. Gulbransen, C.P.A.
   (Name – *if individual, state last, first, middle name*)

___3033 S. Parker Rd., #240___   ___Aurora___   ___CO___   ___80014___
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

RECEIVED MAR 01 2004 WASH. D.C. 181 SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Daniel G. Lempe_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidential Brokerage, Inc._____, as of ___December 31_____, 20_03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____
Notary Public

President
Title

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Presidential Brokerage, Inc.

Financial Statements – Audited

December 31, 2003

ROBERT L. GULBRANSEN

CERTIFIED PUBLIC ACCOUNTANT
3033 SO. PARKER RD. SUITE 240
AURORA, COLORADO 80014
(303) 695-9128
FAX (303) 695-9207

Member
American Institute of
Certified Public Accountants

Member
Colorado Society of
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Presidential Brokerage, Inc.

I have audited the accompanying statement of financial condition of Presidential Brokerage, Inc. as of December 31, 2003 and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidential Brokerage, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Robert L. Gulbransen, CPA
February 9, 2004

Presidential Brokerage, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	62,913
Cash, investment accounts		1,001,028
Securities Inventory		-0-
Insurance commissions due		27,850
Deposits with Clearing Firms		87,400
Receivables from clearing firms		316,330
Receivables		80,000
Advances to brokers		1,400
Property and equipment, net		-0-
Deposits		32,106
Organization costs, net		-0-
Total Assets	$	1,609,027

Liabilities and Shareholders' Equity

LIABILITIES:

Payable to brokers and dealers	$	294,957
Accounts payable, payroll taxes payable, And other liabilities		100,874
Contingent client claims		605,883
Total Current Liabilities	$	1,001,714

Liabilities subordinated to claims of general creditors		
Principal	$	-0-
Accrued Interest		-0-
	$	-0-

Stockholders' Equity		
2,000,000 shares authorized		
1,154,800 shares outstanding,		
at a stated value of $0.05 per share	$	57,740
Additional paid-in capital		289,780
Retained Earnings		259,793
Total Stockholders' Equity	$	607,313
Total Liabilities & Stockholders' Equity	$	1,609,027

The accompanying notes are an integral part of these financial statements.

Presidential Brokerage, Inc.
Statement of Income
December 31, 2003

Revenues:

Commissions	$	4,757,089
Net Dealer inventory and investment gains (losses)		72,556
Postage fees		702,569
Interest and dividends		3,513
Management fees		649,267
	$	6,184,994

Expenses:

Employee compensation and benefits	$	625,594
Commissions and brokerage fees		3,095,525
Clearing House charges		497,035
Communications		249,824
Occupancy rentals		368,016
Payroll taxes		208,565
Taxes, other than income and payroll		1,003
Other operating expenses		816,653
	$	5,862,215

Income <loss> before income taxes	$	322,779
Income taxes		<800>
Net Income	$	321,979

The accompanying notes are an integral part of these financial statements.

Presidential Brokerage, Inc.
Statement of Cash Flows
for the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	321,979
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation & Amortization	$	46,729
(Increase) decrease in:		
Receivable from broker/dealer		<147,810>
Other receivables		<107,850>
Advances to brokers		<800>
Deposits with clearing firms & other deposits		18,333
(Decrease) increase in:		
Accounts payable		41,104
Interest payable		0
Commissions payable		177,234
Contingent client claims		225,633
Gain on sale of equipment		0
Total Adjustments	$	252,573
Net cash provided by operating activities	$	574,552

CASH FLOWS FROM INVESTING ACTIVITIES

Net purchases of property & equipment	$	<43,761>
Net cash used in investing activities	$	<43,761>

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to Shareholders		<154,106>
Compensatory stock grant		3,688
Net cash used in financing activities	$	<150,418>
Net increase in cash and cash equivalents	$	380,373
Cash at beginning of year		683,568
Cash at end of year	$	1,063,941

The accompanying notes are an integral part of these financial statements

4

Presidential Brokerage, Inc.
Statement of Cash Flows (Continued)
for the Year Ended December 31, 2003

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid during the year for:

Interest	$0
Income Taxes	800

Presidential Brokerage, Inc.
Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2003

	Balance Jan. 1, 2003	Rounding Difference	Distributions Paid	Stock Grant	Net Income	Balance at end of year
Common Stock	$ 55,692			$ 2,048		$ 57,740
Additional Paid-in Capital	288,141	<1>		1,640		289,780
Retained Earnings/ <Acc. Deficit>	91,919	1	$<154,106>		$ 321,979	259,793
Total	$ 435,752	$ 0	$<154,106>	$ 3,688	$ 321,979	$ 607,313

The accompanying notes are an integral part of these financial statements

6

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Presidential Brokerage, Inc. (the "Company") was incorporated in the State of California on June 25, 1991. The Company registered as a broker-dealer with the Securities and Exchange Commission and with the National Association of Securities Dealers, Inc. on December 18, 1991 and commenced trading operations. The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company's security business is limited to introducing and forwarding securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company as a matter of policy does not hold funds or securities for customers or owe money or securities to customers.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and the related revenues and expenses are reflected in the financial statements on a settlement date basis, which is generally three business days after trade date. Revenues and expenses on a trade basis are not materially different from revenues and expenses on a settlement date basis.

The Company depreciates its property and equipment over a five (5) to seven (7) year straight-line basis whereby in the year of acquisition 7 to 10 percent of the cost is depreciated; also the company takes advantage of the Federal Tax code section (179) allowing depreciation write-offs of up to $100,000 in year of acquisition. This method of writing off up to $100,000 in acquisition is not a generally accepted accounting principle, however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

Leasehold improvements are amortized over a 7 year life.

Organization costs were amortized over a period of sixty months. Organization costs are recorded net of accumulated amortization of $8,000. Amortization expense for the year ended December 31, 2003 is $0. The organization costs were fully amortized by December 31, 1996.

For the purpose of the cash flow statement, cash and cash investment accounts are considered as one amount totaling $1,063,941.

Note 2: SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

	Owned
Cash deposits at WFS	$ 1,001,028

The Company, prior to year end, closed out their inventory of stocks. There are cash deposits at Wheat First Securities Inc. All market positions have closed out and hence, all gains and losses have been recognized.

Presidential Brokerage, Inc.
Notes to Financial Statements
December 31, 2003

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost and summarized by major classifications as follows:

		Depreciable Lives
Furniture & Equipment	$ 342,322	5 & 7 years
Leasehold Improvements	2,767	7 years
Less: accumulated depreciation/amortization	<345,089>	
Property and Equipment, Net	$ -0-	

Depreciation expense for the period ended December 31, 2003 is $46,729.

Note 4: INCOME TAXES

The income tax provision at December 31, 2003 consists of expense (benefit):

Current	$ 800

The Company has elected subchapter-S status for tax purposes; as such all incidence of tax will pass through to the individual stockholders. There is no tax liability for the Corporation other than a minimum franchise tax liability to California of $800.

Note 5: COMMITMENTS & CONTINGENCIES

COMMITMENTS

The company is under a non-cancelable leasing arrangement for its office premises in Englewood, Colorado through November 30, 2008. Also, the company has a non-cancelable lease for office premises in Colorado Springs, Colorado through October 31, 2005. Also, the Company has a non-cancelable lease for San Diego, California with a lease termination date of April 30, 2006.

The minimum future rental commitments for operating leases having remaining terms in excess of one year as of December 31, 2003 for each of the next five (5) years and in the aggregate are:

December 31,

2004	$ 401,023
2005	376,847
2006	233,188
2007	173,850
2008	159,363
	$1,344,271

Rental expenses amounted to $368,016 in 2003 under these leasing agreements.

Note 5: COMMITMENTS & CONTINGENCIES (Continued)

CONTINGENCIES

The Company has maintained cash balances over $100,000, the Federal Deposit Insurance Corporation's guarantee limit, in certain bank accounts, as of December 31, 2003 the balance is $62,913 at one bank. Under Financial Accounting Standards Board #105 this is an off-balance-sheet risk amount. They also carry cash balances in investment accounts at one security firm of $1,001,028, which also are in excess of $100,000 at each security firm.

Note 6: ADDITIONAL EVENTS 2003

The company has a line of credit at a commercial bank for a maximum of $3,000. It currently does not have a termination date and there is a loan balance of –0-.

Note 7:

During 2003 the company issued 40,978 shares of common stock to employees as a compensatory plan, with a value of $3,688.

Note 8: NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that Net Capital, as defined, shall be at least $100,000. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2003, the Company had net capital, as defined, of $465,957. Ratio of aggregate indebtedness of $1,001,714 to net capital was 2.15 to 1 which is less than the maximum allowed of 15 to 1.

Presidential Brokerage, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2003

Computation of net capital

    Total ownership equity from statement of financial condition $ 607,313

    Add: Subordinated liabilities   0

    Less: Non-allowable assets   <141,356>

      Securities haircut   0

    Net capital $ 465,957

Net Capital

    Net capital as reported in the December 31, 2003
      Part IIA, Line 10 (Unaudited) FOCUS Report $ 465,957

    Net Capital as reported herein   465,957

    Net Difference $ 0

Computation of net capital requirements

    Minimum net capital requirements
      6 2/3% of net aggregate indebtedness $ 66,715
      Minimum dollar net capital required   100,000

    Net capital required, greater of above $ 100,000

    Excess net capital $ 365,957

    Percentage of aggregate indebtedness to net capital   215%
                                                             2.15 to 1

See Independent Auditor's report.

Presidential Brokerage, Inc.

Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2003

A computation of reserve requirement is not applicable to Presidential Brokerage, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

Presidential Brokerage, Inc.

Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2003

Information relating to possession or control requirements is not applicable to Presidential Brokerage, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

Presidential Brokerage, Inc.
Supplementary Accountant's Report
On Internal Control
Report Pursuant to 17a-5
For the Year Ended December 31, 2003

ROBERT L. GULBRANSEN
CERTIFIED PUBLIC ACCOUNTANT
3033 SO. PARKER RD. SUITE 240
AURORA, COLORADO 80014
(303) 695-9128
FAX (303) 695-9207

Member
American Institute of
Certified Public Accountants

Member
Colorado Society of
Certified Public Accountants

Board of Directors
Presidential Brokerage, Inc.

In planning and performing my audit of the financial statements of Presidential
Brokerage, Inc. for the year ended December 31, 2003, I considered its internal control
structure for the purpose of safeguarding securities in order to determine my auditing
procedures for the purpose of expressing my opinion on internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have
made a study of the practices and procedures (including tests of compliance with such
practices and procedures) followed by Presidential Brokerage, Inc., that I considered
relevant to objectives stated in rule 17a-5(g)(1) in making the periodic computations of
aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and
the reserve required by rule 15c3-3(e). I did not review the practices and procedures
followed by the company (i) in making the quarterly securities examinations, counts,
verifications and comparisons, and the recordation of differences required by rule 17a-13
or (ii) in complying with the requirements for prompt payment for securities of Section 8
of regulation T of the Board of Governors of the Federal Reserve System, because the
Company does not carry security accounts for customers or perform custodial functions
relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal
control structure and the practice and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgements by management are required to
assess the expected benefits and related costs of internal control structure policies and
procedures and of the practices and procedures referred to in the preceding paragraph and
to assess whether those practices and procedures can be expected to achieve the
Commission's above mentioned objectives. Two of the objectives of an internal control
structure and the practices and procedures are to provide management with reasonable,
but not absolute, assurance that assets for which the company has responsibility are
safeguarded against loss from unauthorized use or disposition and that transactions are
executed in accordance with management's authorization and recorded properly to permit
preaparation of financial statements in conformity with generally accepted accounting

principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce, to a relative low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert L. Gulbransen
Certified Public Accountant
February 9, 2004